                                                                      Exhibit 2


                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUES

The following table shows the value of exercisable and unexercisable options held by each of the Named Executive Officers as of December 31, 1995.



                                                                    Number of Unexercised          Value of Unexercised
                                                                        Option Shares              In-the-Money Options
                              Shares Acquired        Value         at December 31, 1995(#)        at December 31, 1995($)
                              on Exercise (#)     Realized($)    Exercisable    Unexercisable   Exercisable   Unexercisable
                              ---------------     -----------    -----------    -------------   -----------   -------------

Paul T. Shirley. . . . .             -                   -              -           77,000              -        729,750
Paul M. Verrochi (1) . .             -                   -              -                               -        615,500
George B. DeHuff . . . .         7,500              48,750          9,166           93,334         95,097        913,340
Dominic J. Puopolo (1) .             -                   -              -           62,000              -        583,500
John K. Rester . . . . .             -                   -         20,000           18,000        300,000        214,000


(1) Each of the named executive officer's options became exercisable in full subsequent to December 31, 1995. See "Severance and Consulting Arrangements".

EMPLOYMENT AGREEMENTS

     Messrs. Shirley and DeHuff have each entered into an employment agreement with the Company that entitles him to receive an annual base salary as well as such bonuses as may be authorized from time to time by the Board of Directors. Each agreement has an initial term of three years, with automatic extensions of one year added annually unless terminated, and with a covenant-not-to-compete with the Company for a period of two years following termination of employment. Each agreement requires the executive to devote his full time, attention and efforts to the business and affairs of the Company. If the Company terminates Mr. Shirley's employment agreement other than for cause, Mr. Shirley will be entitled to a termination payment approximately equal to two times his base salary, plus two times the greater of (i) any bonus or incentive compensation paid to him during the previous twelve months or (ii) 50% of his base salary.
In addition, all options to purchase Common Stock which were previously granted to Mr. Shirley shall immediately vest. If the Company terminates Mr. DeHuff's employment agreement other than for cause, Mr. DeHuff will be entitled to a termination payment approximately equal to 1.5 times his base salary, plus 1.5 times the greater of (i) any bonus or incentive compensation paid to him during the previous twelve months or (ii) 50% of his base salary. In addition, all options to purchase Common Stock which were previously granted to Mr. DeHuff shall immediately vest. Base salaries for 1996 are: Mr. Shirley -- $300,000 and Mr. DeHuff -- $250,000.

CHANGE-IN-CONTROL ARRANGEMENTS

     The Company maintains an Executive Separation Allowance Plan (the "Separation Plan") under which a participating executive is entitled to certain benefits if, within 90 days following a change in control of the Company, the executive is terminated other than for cause or if the executive terminates his employment for good reason. Good reason includes a major reduction in the executive's responsibilities, a significant reduction in base salary or total benefits or a relocation outside of 50 miles from the executive's principal location of employment. The terminated executive is entitled to a cash payment equal to a designated multiple of the sum of his highest annual base salary during the last five years and the highest annual bonus during the last three years. In addition, the executive will receive one year's life insurance coverage in an amount equal to two times his highest annual base salary during the previous five years and medical and dental coverage for one year. All stock options held by the executive will also become exercisable. Messrs. Shirley and DeHuff participate in the Separation Plan and their designated salary and bonus multiples are 2.99 and 2.00, respectively.

SEVERANCE AND CONSULTING ARRANGEMENTS

     Beginning in 1996, Mr. Verrochi ceased being a full-time employee of the Company. In connection with his change in status and the cancellation of his then existing employment contract, Mr. Verrochi executed a severance agreement and the Company agreed to make a lump sum payment to him of $952,000 and to accelerate the exercisability of stock options covering 96,000 shares of Common Stock held by Mr. Verrochi. Mr. Verrochi has agreed not to compete with the Company for a period of two years.

     Beginning in April 1996, Mr. Puopolo ceased being a full-time employee of the Company. In connection with his change in status and the cancellation of his then existing employment contract, Mr. Puopolo executed a severance agreement and the Company agreed to make a lump sum payment to him of $802,000 and to accelerate the exercisability of stock options covering 92,000 shares of Common Stock held by Mr. Puopolo. Mr. Puopolo has agreed not to compete with
the Company for a period of two years.   Mr. Puopolo remains as member of the
Board of Directors.

     The Company has also entered into consulting agreements with Exel Holdings Ltd., a company owned by Messrs. Verrochi and Puopolo, to provide consulting services in connection with the Company's acquisition program. Payments under the consulting agreements, each of which has a term of one year, in the aggregate are $20,000 per acquisition up to a maximum of $200,000.

     In connection with Mr. Paolella's termination of active employment with the Company, the Company entered into a severance arrangement with him under which the Company agreed to make to him a lump sum payment of $252,700 and to accelerate the exercisability of stock options covering 8,000 shares of Common Stock that Mr. Paolella holds. Mr. Paolella has agreed not to compete with the Company for a period of two years.

     Until December 1995 the Company had been paying to James E. McGrath a monthly consulting retainer of $5,600 in connection with services he performed. Beginning in 1996 the Company ceased paying the retainer, although Mr. McGrath will remain available on an hourly basis if requested by the Company. In connection with this restructuring of this consulting arrangement the Company agreed to make a lump sum payment to Mr. McGrath of $134,400.

           COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Messrs. Thompson, Hammond and Michael A. Baker, none of whom is or was an executive officer or employee of the Company, served on the Compensation Committee during 1995. The Company is a party to a consulting agreement with DECCS, Inc., a company owned by a trust for the benefit of Mr. Baker's children, pursuant to which Mr. Baker provides certain merger and acquisition advice as required by the Company. Under that Agreement, DECCS is paid monthly at the rate of $75,000 per year. During 1995, the Company paid DECCS approximately $90,000 pursuant to the consulting agreement.

             ITEM 3 - AMENDMENT TO 1992 EMPLOYEE STOCK PURCHASE PLAN

     On February 22, 1996, the Board of Directors approved, subject to stockholder approval, an amendment (the "Amendment") to the 1992 Employee Stock Purchase Plan (the "Purchase Plan") to increase the maximum number of shares of Common Stock available for issuance under the Purchase Plan from 200,000 to 400,000 (subject to adjustment for stock splits and similar changes). During 1993, 1994 and 1995, employees purchased 44,862, 55,595 and 71,368 shares of stock under the Purchase Plan. The Board of Directors believes that the Purchase Plan provides a convenient way for employees to become stockholders of the Company and to align their interests more closely with those of the stockholders. The Board believes that it is possible that, at the current rate of employee participation, the number of shares reserved for issuance would be awarded prior to the time of the next annual meeting of stockholders. Accordingly, it adopted the Amendment, subject to stockholder approval.

     The Purchase Plan is designed to enable eligible employees to purchase shares of Common Stock at a discount through payroll deductions. All employees who customarily work more than 20 hours per week and who have completed at least six months of continuous service, other than employees owning 5% or more of the Common Stock, are eligible to participate. As of April 1, 1996, there were approximately 8,800 employees eligible to participate in the Purchase Plan. Purchases occur twice a year at the end of six-month option periods beginning on January 1 and July 1. The purchase price for Common Stock under the Purchase Plan is 85% of the lesser of the fair market value of the Common Stock at the beginning of the option period and the fair market value of the Common Stock at the end of the option period. Participants may elect under the Purchase Plan to have between 2% and 10% of their pay withheld and applied to the purchase of shares at the end of the option period.

     If a participant's employment with the Company terminates, the participant's option to purchase shares for that period will be deemed canceled and the balance of the participant's payroll withholding account will be refunded. If a participant dies during an option period, the participant's option will be deemed canceled and the balance of his or her payroll withholding account refunded unless the participant elected, as part of a valid beneficiary designation, to have such balance applied at the end of the period toward the purchase of shares of Common Stock to be delivered to the beneficiary.

     The following discussion of certain federal income tax consequences associated with participation in the Purchase Plan is based on the law as in effect on April 1, 1996. It does not purport to cover federal employment tax or other federal tax consequences that may be associated with the Purchase Plan, nor does it cover state, local or non-U.S. taxes.

                          TRANSACTIONS WITH MANAGEMENT

REAL PROPERTY TRANSACTIONS

     The Company leases two ambulance stations in Santa Cruz, California from Paul T. Shirley. The aggregate amount of lease payments for these properties incurred by the Company in 1995 was approximately $59,000.

     The Company leases its administrative facility in New Haven, Connecticut from P&J Realty, a partnership in which Joseph R. Paolella is a partner. The lease and related real estate tax payments paid by the Company to P&J Realty for this property in 1995 totaled approximately $423,000. On March 31, 1996, the Company made a payment to P&J Realty of $527,403 which represented the discounted present value of future payments under the lease in excess of the fair market value and the then current version of the lease was canceled. The Company has entered into a new lease which provides for annual base rent of $290,940 during the initial term with an increase to $339,430 seventeen months after the commencement of any renewal period. The new lease is for five years and allows either party to renew for an additional five-year period.

     The Company has leased its administrative facility in Gulfport, Mississippi from Mr. Rester. The Company paid $163,000 in lease payments on this property during 1995. The lease for this property has a term of five years and expires in January 1999, with an option for the Company to extend the term for an additional five-year period. The lease provides for annual rent of approximately $131,300. Mr. Rester has expanded the facility at the Company's request and rent payments when approved for the new facilities will increase the annual rent by approximately $40,800 annually to annual rent of approximately $172,100.

COMPANY POLICY

     The Company adopted a policy in June 1992 whereby any future transaction with an officer, director or affiliate will be on terms no less favorable to the Company than could be obtained from unrelated third parties and will be approved by a majority of the disinterested members of the Company's Board of Directors.

                     RELATIONSHIP WITH INDEPENDENT AUDITORS

     The Board of Directors has selected the firm of KPMG Peat Marwick, certified public accountants, as auditors for the Company for the fiscal year ending December 31, 1996. A representative of KPMG Peat Marwick is expected to be present at the Meeting with the opportunity to make a statement if he or she desires and to respond to appropriate questions.

                              STOCKHOLDER PROPOSALS

     Proposals of stockholders intended to be included in the Company's proxy materials for the Company's 1997 annual meeting of stockholders must be received by the Company not later than December 10, 1996 at its principal executive office, 2821 South Parker Road, 10th floor, Aurora, Colorado 80014.


                                      -18-